December 1, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief

Re:	Logitech International S.A.
Form 20-F for the fiscal year ended March 31, 2006
Filed May 19, 2006
File No. 000-29174

Dear Mr. Skinner:

Logitech International S.A. (“Logitech” or the “Company”) is in receipt of your letter dated November 16, 2006 with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2006 (“Form 20-F”). We have responded to your comments as set forth below. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for the Year Ended March 31, 2006

Item 5, Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1. Describe to us in greater detail the nature of the credit insurance referred to in your response to previous comment number 1 as it relates to the allowance for doubtful accounts and high credit risk individuals. Tell us how this insurance has impacted the level of the allowance for doubtful accounts.

December 1, 2006

Company Response:

Credit insurance is one of the methods Logitech uses to manage customer credit risk. We carry credit insurance on selected customers to insure against their insolvency or protracted default (more than 120 days). The insurance specifies an endorsed credit limit on named customers, an insured percentage of coverage and an extension limit. We do not extend credit to high credit risk individuals.

Our ability to obtain credit insurance on named customers has not directly impacted the level of the allowance for doubtful accounts. However, it does provide additional evidence about the credit worthiness of customers, which we consider in determining the amount of the allowance for doubtful accounts, because the insurance carrier performs an independent evaluation of credit worthiness before a customer is accepted for coverage.

The amount of recoveries from credit insurance was $226,000, $567,000 and $267,000 in fiscal years 2006, 2005 and 2004. We do not offset insurance reimbursements against the allowance for doubtful accounts.

The amount of the allowance for doubtful accounts is based on management’s assessment of the collectibility of specific customer accounts, including their credit worthiness and financial condition, as well as the Company’s historical experience with bad debts, receivables aging and current economic trends.

2. Tell us how you have considered the disclosure requirements of Item 17 of Form 20-F and Rule 12-09 of Regulation S-X with regard to separate disclosure of activity in each of these programs and other reserve accounts not reflected in a separate schedule. We reference the supplemental information provided in Exhibit A to your response.

Company Response:

We provide disclosure of activity in the allowance for doubtful accounts in Footnote 2 to the Consolidated Financial Statements included in the Form 20-F. In future filings, we will provide the disclosure of activity in the allowance for doubtful accounts, sales returns reserve and the aggregate of other customer program reserves on Schedule II, in accordance with Item 17 of Form 20-F and Rule 12-09 of Regulation S-X. We believe it is appropriate to aggregate the other customer program reserves, given that these reserves generally are contractual in nature resulting in lower contractual revenues and related receivables. We do not have any other reserves which are valuation or qualifying accounts.

3. Given the significance of the impact of the customer programs and returns on the overall operating performance and financial position of the company (e.g. revenues, receivables, inventories, etc.), MD&A should be revised to quantify and discuss the changes in costs recognized for each of the identified programs and in the aggregate. You should address the changes in both dollar terms and in percentage terms. You should also address how these programs impacted reported trends (i.e. increases or decreases) in gross revenues, and gross receivables recorded at each reporting period. For example, we note that the level of gross receivables increased during fiscal 2006 at a higher rate than revenues. Any impact on profit margins should be addressed as well.

December 1, 2006

Company Response:

We respectfully submit to the Staff that discussion of the various programs included in “net sales”, other than sales returns, is not necessary to an investor’s understanding of such “net sales” reported amounts. Substantially all of such customer programs are contractual in nature and result in an immediate reduction of the sales prices and related accounts receivable. We believe we comply with the 20-F requirements as indicated below.

We report in the Form 20-F Consolidated Statement of Income our net sales of tangible products in accordance with Rule 5-03 of Regulation S-X. In the MD&A, we discuss the causes of material changes from year to year in the net sales financial statement line item. We explain the significant factors which materially affect our net sales by product line, including a discussion of the extent to which such factors are attributable to changes in prices, changes in volume (units sold) or introduction of new products. We also explain the significant factors affecting gross profit.

The cost of returns in fiscal years 2006, 2005 and 2004 was 2.88%, 2.64% and 3.08% of gross revenues. Returns were not a significant factor impacting the reported trends in net sales or gross profit.

Similarly, the returns reserve did not have a material impact on the trend in gross receivables in fiscal years 2006, 2005 and 2004. The returns reserve as a percentage of gross receivables was 3.27%, 2.34% and 4.44% at March 31, 2006, 2005 and 2004.

In future filings, if the cost of returns materially affects increases or decreases in net sales, gross profit, receivables or financial position, we will describe the impact on the reported trends in the MD&A.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4. We note your response to previous comment numbers 3-5. The disclosures within the revenue recognition policy should clearly describe each of the various customer programs and returns and how the company determines the level of allowances recorded for each individual program and return. You should also address how you determine the adequacy of each of the individual allowances. Further, your disclosures should also address any aspects of these programs which may preclude revenue recognition.

Company Response:

We describe the various customer programs and returns, how we determine the level of allowances recorded for each program and for returns, and how we determine the adequacy of the individual allowances under “Operating Review and Financial Prospects – Critical Accounting Estimates – Customer Programs” in the Form 20-F. These disclosures are presented in a condensed form in Footnote 2 to the Consolidated Financial Statements on page F-8 of Form 20-F. In future filings, we will expand the disclosure in Footnote 2 to include more of the detail presented under “Customer Programs” in the Form 20-F.

December 1, 2006

In Footnote 2 in the Form 20-F, we describe the criteria for revenue recognition. If these criteria are not met, revenue recognition is precluded.

5. Disclose the typical payment terms of your arrangements. Indicate if your payment terms vary by customer type, arrangement size, and product mix. Tell us whether you offer extended payments or how often you modify existing payment terms. We note the continued increase in days sales in accounts receivable (DSO) throughout fiscal 2006 and year to date during fiscal 2007.

Company Response:

In future filings we will disclose our typical payment terms, which require customers to pay Logitech for product sales generally within 30 to 60 days. Payment terms vary by customer type, by country and by selling season. We may offer extended payment terms of 60 to 90 days to a limited number of customers, principally during the second and third quarter. We do not modify payment terms on existing receivables.

DSO varies from quarter to quarter, depending on the timing of sales within the fiscal quarter and the mix of customers in the quarter-end accounts receivable balance. The timing of sales within the quarter impacts DSO because a higher proportion of sales sold in the last four weeks results in a higher ending accounts receivable balance, and therefore a higher DSO. In addition, DSO increases when customers with longer payment terms (i.e., 60 days) comprise a higher proportion of the sales during the quarter.

As we described in the Form 6-K MD&A for the second quarter of fiscal year 2007, the increase in DSO in the quarter resulted from a mix of customers with longer terms and a larger dollar amount of sales sold in the last four weeks than in comparable periods of prior years.

6. We note your response to prior comment number 3 where you indicate that certain arrangements permit the customer to return up to 10% of prior quarter purchases. Tell us how you record revenue under these arrangements. Address how the revenue recognition requirements that the “price is fixed and determinable” and that “collectibility is reasonably assured” criteria have been met for revenue recognition.

Company Response:

In accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition Where Right of Return Exists,” (“SFAS 48”), paragraph 6, for arrangements which permit the customer to return up to 10% of prior quarter purchases, we recognize revenues net of estimated future product returns at the time of sale. We have the ability to estimate future product returns at the time of sale, based on analyses of historical returns records maintained by product and by customer.

December 1, 2006

We meet the requirements that the price to the customer is substantially fixed or determinable as required by paragraph 6(a) of SFAS 48 because we have sufficient knowledge and history to determine the impact of our customer programs on the price at the time of sale. Specifically:

•	We recognize cooperative marketing arrangements as a reduction of the sale price at the time of sale based on the negotiated fixed percentage of the customer’s purchases.

•	We recognize contractual customer rebates (which are related to purchase volumes or sales of specific products by distributors to specified retailers) as a reduction of the sale price at the time of sale based on the negotiated terms and Logitech’s historical experience.

•	We control contractual price protection provisions in customer agreements, since the customer is entitled to a reduction in price only if we, in our sole discretion, lower the price of the product. We have significant industry experience in product life-cycle management and have the ability to reasonably estimate the impact of price protection, if any. In addition, we control other non-contractual one-time voluntary rebates that we may from time to time offer directly to customers or to end-users.

We have also concluded that “collectibility is reasonably assured” for our customers because:

•	Our customers are obligated to pay us for product sales generally within 30 to 60 days, and such obligations are not contingent on resale of the product.

•	The customers’ obligations for payment are not changed in the event of theft, physical destruction or damage to the products sold.

•	Our customers are independent distributors and retailers, and have economic substance apart from Logitech.

•	We do not have contractual obligations to our customers for future performance to directly bring about resale of the products by the customers.

We perform ongoing credit evaluations of customers and have a credit and accounts receivable policy to ensure that revenue is only recognized for credit-worthy customers. If a sale is made to a customer who is deemed not to be credit-worthy, revenue is deferred until cash is collected or the collectibility is reasonably assured.

7. We note your disclosure that revenue from product sales is recognized upon shipment to customers and upon the transfer of title to customers. Describe your typical shipping terms and indicate when title passes to customers. Also, indicate whether the Company has bill-and-hold arrangements with customers and if so, describe your consideration of SAB Topic 13.A.3.

December 1, 2006

Company Response:

We ship to most customers FOB origin (our distribution center). For a small number of customers, we ship FOB destination (the customer’s distribution center). Title and risk of loss pass to the customer when delivery is made according to the applicable shipping term (i.e., FOB origin or FOB destination). We recognize revenue when title and risk of loss pass to the customer.

In fiscal years 2005 and 2006, and 2007 to date, we have not had any bill and hold arrangements.

Please feel free to contact the undersigned at (510) 713-4488 should you have any questions or comments to this response.

Very truly yours,

/s/ Mark J. Hawkins
Mark J. Hawkins Chief Financial Officer

cc:	David Edgar, Staff Accountant, Division of Corporation Finance, SEC
Guerrino De Luca, CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers